UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ORANCO, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-28181

Nevada (State or other jurisdiction of incorporation or organization)	87-0574491 (I.R.S. Employer Identification No.)

1981 E. Murray Holladay Rd, Suite 100, Salt Lake City, Utah (Address of principal executive offices)

Tel: 702-834-9810

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: December 26, 2017

ORANCO, INC.

1981 E. Murray Holladay Rd, Suite 100 Salt Lake City, Utah

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ORANCO, INC..

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Oranco, Inc.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed changes in our board of directors (the “Board”) as a result of the Share Purchase transaction described below.  The date of this Information Statement is December 26, 2017.

This Information Statement is being mailed to our stockholders of record as of December 22, 2017 (the “Record Date”). The mailing date of this Information Statement will be on or about December 26, 2017. On the tenth (10th) day after this Information Statement has been distributed to the stockholders or January 5, 2018, the director designee named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Purchase described below, there will be a change in our Board and executive officers. Mr. Claudio Gianascio, who serves as our President, Secretary, Treasurer, and sole director, will resign from his executive officer positions effective on the Effective Date. Our sole director then appointed Mr. Peng Yang to serve as our sole director, President, Secretary, and Treasurer, with such appointment to be effective on the Effective Date. The appointment of the new sole director and executive officers and resignation of the old one is to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF ORANCO, INC.

On December 26, 2017, Million Success Business Limited, a company formed under the law of the British Virgin Islands (“Million Success”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with the Company’s largest shareholder, Claudio Gianascio, who holds 90.4% of the equity capital of the Company (the “Shareholder”). Pursuant to the terms of the Purchase Agreement, the Shareholder is to transfer to Million Success all of its shares of common stock of the Company, par value $0.001 per share (“Common Stock”), or 38,121,530 shares of Common Stock (such transaction, the “Share Purchase”). The Share Purchase is scheduled to close on or around December 29, 2017.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock authorized, par value $0.001 per share, of which 42,191,480 shares were outstanding as of the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Claudio Gianascio	38,121,530	90.4%

Beneficial Ownership Immediately After the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Million Success Business Limited(1)	38,121,530	90.4%

(1)	Mr. Peng Yang, the sole director of Million Success Business Limited (“Million Success”) has the dispositive and voting power over the shares held by Million Success.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the closing of the Share Purchase, there will be a change in our Board and executive officers Mr. Claudio Gianascio, who serves as our President, Secretary, Treasurer, and sole director, will resign from his directorship and executive officer positions effective on the Effective Date. Prior to that, our sole director appointed Mr. Peng Yang to serve as our sole director, President, Secretary, and Treasurer, with such appointment and his resignation from all positions to be effective on the Effective Date.

Mr. Yang, who is to be newly appointed to our Board, was not a member of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or our director, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Mr. Yang has not been convicted in any criminal proceeding nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years.

Director and Executive Officers prior to the Share Purchase

Name	Age	Position(s)
Claudio Gianascio	57	Sole director, President, Treasurer & Secretary

Mr. Gianascio, age 57, is a Swiss citizen and private investor. He is also CEO of YouStart.me Sagl a Swiss venture capital. Since 1999, he has been President, Secretary, Treasurer and Director of Oranco, with the exception of 2011 to 2015. Mr. Gianascio holds a Master Degree in Economics which he received from the University of Geneva, Switzerland and was a Fiduciario Finanziario within the state of Ticino, Switzerland.

Director and Executive Officer Appointee

Name	Age	Position
Peng Yang	26	Sole director, President, Treasurer & Secretary

Peng Yang, sole director nominee Mr. Yang has international business and management experience from his positions working with Huaxin Wines, a company engaged in wine trading and Sure Rich Investment (Group) Limited, an investment company. He has served as the general manager assistant and overseas affairs manager of Huaxin Wines since 2015 and as limited director of Sure Rich Investment (Group) Limited since 2016. Mr. Yang holds a bachelors of engineering degree, with honors, from the University of Auckland in New Zealand.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC QB tier of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “ORNC.” The OTC QB tier does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

We believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by the sole director without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Share Purchase, the sole director will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  Once we engage further directors and officers, we will develop a definition of independence and examine the composition of our Board with regard to this definition.

Directors Attendance at Meetings

During fiscal 2017, the Board took all actions by unanimous written consent without a meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2017 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them, except for the following: Mr. Claudio Gianascio did not timely file the Form 4s following the receipt of 28, 374,680 shares on November 9, 2017 and 9,546,850 shares on December 18, 2017. The filing(s) reflecting the receipt of shares reflected above is expected to be made soon after this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officer and director are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incurs on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We currently do not have any equity incentive plans under which to grant awards.

Employment Agreements

At present, we have no employees.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There were no transactions to which we have, or any of our subsidiaries has been a party, in which the amount involved in the transaction exceeded $120,000 and in which any of our directors or executive officers or holders (or immediate family members of holders) of more than five percent of our capital stock had or will have a direct or indirect material interest except for the following -

The board of the Company issued an aggregate of 37,921,530 shares of the Common Stock at a conversion rate of $0.001 for an aggregate of four convertible notes in principals each at $10,000 (Apr 5, 2016), $10,000 (Apr 6, 2017), $7,500 (Apr 27, 2017) and $9,500 (Nov 2, 2017) with an annual interest rate of 4% that the sole director Mr. Gianascio lent to the Company on the dates in the brackets above.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board prior to the Effective Date can write to:

Oranco, Inc.

1981 East 4800 South, Suite 110

Salt Lake City, Utah 84117

Attn: Claudio Gianascio

Telephone: 1-702-834-9810

Stockholders who want to communicate with our Board after the Effective Date can write to an address to be provided in the Current Report on Form 8-K to be filed within four business days from the closing of the Share Purchase.

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Director on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ORANCO, INC.

	By:	/s/ Claudio Gianascio
Name: Claudio Gianascio
Title: President & Treasurer

Dated: December 26, 2017